UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42853

PLATINUM ANALYTICS CAYMAN LIMITED

(Registrant’s Name)

60 Anson Road, 17-01

Mapletree, Singapore 079914

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Delisting Notice And Company Appeal

On July 7, 2026, Platinum Analytics Cayman Limited (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4.

The Company intends to appeal the Staff Determination by filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Per Rule 5815(a)(1)(B), a request for a hearing regarding a delinquent filing will only stay the suspension of the Company’s securities for a period of 15 days from the deadline to request a hearing unless the Company specifically requests, and the Hearings Panel grants, a further stay. The current trading halt under Rule 4120(a)(5) with regards to the Company’s securities will remain in place during any automatic stay or further stay granted by the Panel.

Per Listing Rule 5815(a)(5), the Company will submit to the Hearings Panel a written submission stating with specificity the grounds on which the Company is seeking review of the Staff Determination notification in accordance with Listing Rule 5815(a) (1) (“Written Submission”), and the Company will include in the Written Submission all legal arguments on which it intends to rely. The Company will request that the Panel find the Company in compliance with all applicable listing standards, pursuant to Rule 5815(c)(1)(E). There can be no assurance, however, that the Panel will find the Company in compliance with all applicable listing standards.

The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the subject deficiency and of the Staff Determination within four business days thereof.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM ANALYTICS CAYMAN LIMITED

Date: July 10, 2026	By:	/s/ Huiyi Zheng
	Name:	Huiyi Zheng
	Title:	Chief Executive Officer